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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                               ---------------

                              DAMES & MOORE GROUP
                           (Name of Subject Company)

                               ---------------

                        DEMETER ACQUISITION CORPORATION
                                URS CORPORATION
                                   (Bidders)

                               ---------------

                    Common Stock, Par Value $0.01 Per Share
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                               ---------------

                                  235713 10 4
                     (CUSIP Number of Class of Securities)

                               ---------------

                               Kent P. Ainsworth
                        Demeter Acquisition Corporation
                              c/o URS Corporation
                       100 California Street, Suite 500
                            San Francisco, CA 94111
                                (415) 774-2700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of the Bidder)

                               ---------------

                                  Copies to:
                           Samuel M. Livermore, Esq.
                              Cooley Godward llp
                        One Maritime Plaza, 20th Floor
                            San Francisco, CA 94111
                                (415) 693-2000

                               ---------------

                           CALCULATION OF FILING FEE

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
             Transaction Valuation                             Amount of Filing Fee

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
                $327,924,624(1)                                      $65,585

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(1) For purposes of calculating amount of filing fee only. The amount assumes the purchase of 20,495,289 shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), at a price per Share of $16.00 in cash. Such number of shares represents all the Shares outstanding as of April 30, 1999, plus the number of Shares issuable upon the exercise of all outstanding options.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: None                                 Filing Party: N/A
  Form or Registration No.: N/A                                Date Filed: N/A

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

 CUSIP No. 235713 10 4

                                 Schedule 14D-1                Page 2 of 8 pages


   Name of Reporting Persons
 1.S.S. or I.R.S. Identification Number of Above Person:

   Demeter Acquisition Corporation (applied for)
--------------------------------------------------------------------------------

   Check the Appropriate Box if a Member of a Group*:                   (a) [_]
 2.                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.SEC Use Only

--------------------------------------------------------------------------------

   Source of Funds*:

 4.
   AF
--------------------------------------------------------------------------------

 5.Check Box if Disclosure of Legal Proceedings is Required Pursuant to  [_]
   Items 2(e) or 2(f)

--------------------------------------------------------------------------------

   Citizenship or Place of Organization:

 6.
   Delaware


--------------------------------------------------------------------------------

 Number of Shares Beneficially Owned by Each Reporting Person With:
--------------------------------------------------------------------------------

   Sole Voting Power:

 7.
   0

--------------------------------------------------------------------------------

 8.Shared Voting Power:

   0

--------------------------------------------------------------------------------

   Sole Dispositive Power:

 9.
   0

--------------------------------------------------------------------------------

10.Shared Dispositive Power:

   0

--------------------------------------------------------------------------------

   Aggregate Amount Beneficially Owned by Each Reporting Person:

11.
   0

--------------------------------------------------------------------------------

   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*:
                                                                         [_]
12.

--------------------------------------------------------------------------------

13.
   Percent of Class Represented by Amount in Row (11):

   0%

--------------------------------------------------------------------------------

14.
   Type of Reporting Person*:

   CO

 CUSIP No. 235713 10 4

                                 Schedule 14D-1                Page 3 of 8 pages


   Name of Reporting Persons:
 1.S.S. or I.R.S. Identification Number of Above Person

   URS Corporation: 94-1381538
--------------------------------------------------------------------------------

   Check the Appropriate Box if a Member of a Group*:                   (a) [_]
 2.                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.SEC Use Only

--------------------------------------------------------------------------------

   Source of Funds*:

 4.
   BK, OO, AF
--------------------------------------------------------------------------------

 5.Check Box if Disclosure of Legal Proceedings is Required Pursuant to  [_]
   Items 2(e) or 2(f)

--------------------------------------------------------------------------------

   Citizenship or Place of Organization:

 6.
   Delaware


--------------------------------------------------------------------------------

 Number of Shares Beneficially Owned by Each Reporting Person With
--------------------------------------------------------------------------------

   Sole Voting Power:

 7.
   0

--------------------------------------------------------------------------------

 8.Shares Voting Power:

   0

--------------------------------------------------------------------------------

   Sole Dispositive Power:

 9.
   0

--------------------------------------------------------------------------------

10.Shared Dispositive Power:

   0

--------------------------------------------------------------------------------

   Aggregate Amount Beneficially Owned by Each Reporting Person:

11.
   0

--------------------------------------------------------------------------------

   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*[_]
12.

--------------------------------------------------------------------------------

13.
   Percent of Class Represented by Amount in Row (11):

   0%

--------------------------------------------------------------------------------

14.
   Type of Reporting Person*:

   CO, HC

  This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of URS Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), of Dames & Moore Group, a Delaware corporation (the "Company"), at a price of $16.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Dames & Moore Group and its principal executive offices are located at 911 Wilshire Boulevard, Suite 700, Los Angeles, CA 90017.

  (b) The class of equity securities and the exact amount of such securities being sought are all outstanding shares of common stock, par value $0.01 per share, of the Company (including the associated preferred stock purchase rights, the "Shares"). The consideration being offered in the Offer is $16.00 per Share. As of April 30, 1999, there were 18,595,311 Shares issued and outstanding (and 1,899,978 Shares reserved for issuance upon the exercise of outstanding Company stock options), as represented by the Company in the Agreement and Plan of Merger, dated as of May 5, 1999, among Parent, the Purchaser and the Company. The information set forth in "Introduction" and
Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market for each quarterly period during the past two years is set forth in
Section 6 ("Price Range of Shares; Dividends") in the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is being filed by the Purchaser, a Delaware corporation, and Parent, a Delaware corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, neither the Purchaser nor Parent and, to the best knowledge of the Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in "Introduction", Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction", Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) None.

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase dated May 11, 1999.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees.
 (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7) Form of Summary Advertisement as published in THE WALL STREET JOURNAL on May 11, 1999.
 (a)(8) Text of press release issued on May 5, 1999. (1) (exhibit 99.1)
 (b)(1) Commitment Letter, dated May 3, 1999, from Wells Fargo Bank, N.A. to
         Parent. (1) (exhibit 2.2)
 (b)(2) Commitment Letter, dated May 3, 1999, from Morgan Stanley & Co.
         Incorporated to Parent. (1) (exhibit 2.3)
 (b)(3) Securities Purchase Agreement, dated as of May 5, 1999, by and between
         RCBA Strategic Partners, L.P. and Parent. (1) (exhibit 2.4)
 (c)(1) Agreement and Plan of Merger, dated as of May 5, 1999, among Parent, the Purchaser and the Company. (1) (exhibit 2.1)
 (d)    None
 (e)    Not applicable.
 (f)    None.

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(1) Incorporated by reference to the indicated exhibits to Parent's Current
    Report on Form 8-K filed May 7, 1999 (File No. 001-07567).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1999

                                          URS CORPORATION

                                                /s/ Kent P. Ainsworth
                                          By: _________________________________
                                          Name: Kent P. Ainsworth
                                          Title: Executive Vice President and
                                              Chief Financial Officer

                                          DEMETER ACQUISITION CORPORATION

                                                /s/ Kent P. Ainsworth
                                          By: _________________________________
                                          Name: Kent P. Ainsworth
                                          Title: Chief Financial Officer and
                                           Treasurer

                                 EXHIBIT INDEX

 Exhibit
   No.
 -------
 (a)(1)  Offer to Purchase dated May 11, 1999.

 (a)(2)  Letter of Transmittal.

 (a)(3)  Notice of Guaranteed Delivery.

 (a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees.

 (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees.

 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

 (a)(7) Form of Summary Advertisement as published in THE WALL STREET JOURNAL on May 11, 1999.

 (a)(8)  Text of press release issued on May 5, 1999. (1) (exhibit 99.1)

 (b)(1)  Commitment Letter, dated May 3, 1999, from Wells Fargo Bank, N.A. to
          Parent. (1) (exhibit 2.2)

 (b)(2)  Commitment Letter, dated May 3, 1999, from Morgan Stanley & Co.
          Incorporated to Parent. (1) (exhibit 2.3)

 (b)(3)  Securities Purchase Agreement, dated as of May 5, 1999, by and between
          RCBA Strategic Partners, L.P. and Parent. (1) (exhibit 2.4)

 (c)(1) Agreement and Plan of Merger, dated as of May 5, 1999, among Parent, the Purchaser and the Company. (1) (exhibit 2.1)

 (d)     None.

 (e)     Not applicable.

 (f)     None.

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(1) Incorporated by reference to the indicated exhibits to Parent's Current
    Report on Form 8-K filed May 7, 1999 (File No. 001-07567).